SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                             FORM 11-K


      [X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


            For the fiscal year ended December 31, 1994
                                      ------------------

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934

         For the transition period from             to
                                         ----------     -----------

             Commission file number           1-5380
                                      -------------------------


                          FULL TITLE OF THE PLAN:

          AMES DEPARTMENT STORES, INC. RETIREMENT AND SAVINGS PLAN


                      NAME OF THE PLAN'S SPONSOR AND
              THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE
              ----------------------------------------------


                       Ames Department Stores, Inc.
                              2418 Main Street
                           Rocky Hill, CT  06067



        ------------------------------------------------------------------

ITEMS TO BE ANSWERED


Item 1.     CHANGES IN THE PLAN
            -------------------

During 1994, the Ames Department Stores, Inc. Retirement and Savings Plan (the "Plan") was modified to permit the Plan's participants to direct their funds among four investment options: a fixed income fund managed by American Express Trust Company (f/k/a IDS Trust Company, and, individually, or in reference to affiliated companies providing services to the Plan, "American Express") and three mutual funds managed by American Express. Prior to 1994, Plan participants had no investment options; Plan assets were invested in one fund consisting primarily of insurance contracts, short-term (pooled) funds and, beginning in December 1993, certain collective investment funds managed by American Express.

In addition, the Plan was modified to permit participants, with certain limitations, to change their investment allocation for future contributions and to transfer funds between the investment options periodically. In conjunction with the above modifications, the Plan changed from valuing its assets monthly to valuing its assets daily. The change in valuation methodology permits Ames Department Stores, Inc. (the "Company"), the Plan's sponsor, to respond more timely to participant withdrawals, benefit payments and loans.

The changes to the Plan were incorporated within an amendment and restatement of the Plan which was effective as of January 1, 1993. A complete copy of the amended and restated Plan was filed with an application for a favorable determination with the Internal Revenue Service on March 31, 1995.


Item 2.     CHANGES IN INVESTMENT POLICY
       	    ----------------------------

Effective April 1, 1994, the Company authorized the following investment funds under the Plan:

  1. The Ames Fixed Income Account (the "Fixed Income Account") which seeks to earn competitive returns while minimizing risk to principal by investing primarily in individual insurance company contracts and certain collective investment funds managed by American Express

  2. IDS Mutual, a mutual fund managed by American Express which seeks current income and capital growth through investment in a balanced portfolio of equity securities and bonds

  3. IDS Stock Fund, a mutual fund managed by American Express which seeks current income and capital growth primarily through investment in equity securities

  4. IDS New Dimensions, a mutual fund managed by American Express which seeks long-term growth of capital through investment in equity securities

In May 1994, Plan participants made their initial investment elections from among the four funds. Approximately $13.4 million transferred from the Fixed Income Account to IDS Mutual, IDS Stock Fund and IDS New Dimensions (collectively, the "Mutual Funds") on July 1, 1994, the effective date of the initial participant investment elections.

In December 1993, in connection with the transition to American Express as the full service provider to the Plan in 1994, approximately $27.5 million of liquid Plan assets were invested in three collective investment funds managed by American Express.


Item 3.     CONTRIBUTIONS UNDER THE PLAN
            ----------------------------

For each participant's contribution (up to a maximum of 5% of such participant's total compensation), the Company contributes to the Plan an amount equal to 50% of such contribution. A participant may contribute to the Plan from 1% to 18% of annual compensation, as defined, on a pre-tax or after-tax basis, or a combination of both.

During 1994, the Company contributed $2,860,904 to the Plan.


Item 4.     PARTICIPATING EMPLOYEES
            -----------------------

As of December 31, 1994 approximately 6,400 employees were participating in the Plan.

Item 5.     ADMINISTRATION OF THE PLAN
            --------------------------

The Plan is administered by the Policy Committee of Ames Department Stores, Inc. (the "Committee") which is comprised of three persons who serve at the sole discretion of the Company's Board of Directors without compensation from the Plan. The Committee has general authority to control and manage the operation and administration of the Plan, including authority to appoint and remove trustees and to adopt rules interpreting or implementing the Plan.

The business address of the Committee members is 2418 Main Street, Rocky Hill, Connecticut 06067.


Item 6.     CUSTODIAN OF INVESTMENTS
            ------------------------

Through March 31, 1994, the funds of the Plan were held by:

                      State Street Bank and Trust Company
                               P.O. Box 1389
                         Boston, Massachusetts 02104

After March 31, 1994, the funds of the Plan were held by:

                      		American Express Trust Company
                             1200 Northstar West
                                P.O. Box 928
                        Minneapolis, Minnesota 55440-0534


All fees, commissions and other charges assessed by the custodians are paid by the Company. All investment management fees are paid by the Plan, except for certain investment management fees during the period January 1992 through March 1994, which were paid by the Company.


Item 7.     REPORTS TO PARTICIPATING EMPLOYEES
            ----------------------------------

All participating employees received quarterly statements reflecting the status of their individual accounts during 1994.

Item 8.     INVESTMENT OF FUNDS
            -------------------

Effective April 1, 1994, the Company established the Ames Department Stores, Inc. Retirement Plans Pooled Investment Trust (the "Pooled Investment Trust") to permit the commingling of assets from its two retirement plans within the Fixed Income Account and thereby allow the plans to earn the same rate of return on assets invested in the Fixed Income Account. Effective on that same date, substantially all of the assets of the Plan were transferred from the Ames Department Stores, Inc. Master Trust (the "Master Trust") to the Fixed Income Account, leaving only those assets related to the contracts originally purchased from Executive Life Insurance Company remaining within the Master Trust. In July 1994, approximately $13.4 million was transferred from the Fixed Income Account to the Mutual Funds pursuant to the initial investment elections by Plan participants.

Item 9.     FINANCIAL STATEMENTS AND EXHIBITS
            ---------------------------------


       (a) Financial Statements of Ames Department Stores, Inc. Retirement and Savings Plan

           Report of Independent Public Accountants                        6


           FINANCIAL STATEMENTS:


             Statements of Net Assets Available for Plan Benefits          8
               as of December 31, 1994 and 1993

             Statement of Changes in Net Assets Available for Plan         9
               Benefits for the Year Ended December 31, 1994

             Statements of Changes in Net Assets Available for
               Plan Benefits for the Years Ended December 31, 1993,
               and 1992                                                   10

             Notes to Financial Statements                                11


           SCHEDULES:


             Item 27a - Schedule of Assets Held for Investment
               Purposes as of December 31, 1994                           19

             Item 27d - Schedule of Reportable Transactions
               for the Year Ended December 31, 1994                       20

        (b)  Exhibits - None

                                SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Policy Committee of Ames Department Stores, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.





   Dated: June 27, 1995

                                   /S/ JOSEPH R. ETTORE
                                   --------------------------------------
                         		   		       Joseph R. Ettore
                                       President, Chief Executive Officer
                                       Ames Department Stores, Inc.



   Dated: June 27, 1995

                                   /S/ JOHN F. BURTELOW
                                   ---------------------------------------
                                       John F. Burtelow
                                       Executive Vice President
                                       Chief Financial Officer
                                       Ames Department Stores, Inc.



   Dated: June 27, 1995

                                   /S/ WILLIAM C. NAJDECKI
                                   ---------------------------------------
                                       William C. Najdecki
                                       Senior Vice President - Finance
                                       Ames Department Stores, Inc.

                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of Ames Department Stores, Inc.
       Retirement and Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of Ames Department Stores, Inc. Retirement and Savings Plan (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1994, December 31, 1993 and December 31, 1992. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the years ended December 31, 1994, December 31, 1993 and December 31, 1992 in conformity with generally accepted accounting principles.

Included among investments on the statements of net assets available for plan benefits as of December 31, 1994 and 1993, are investments in Executive Life Insurance Company, which was seized by insurance regulators in April 1991. As discussed in Note 5 to the financial statements, the Plan administrator is unable to determine whether the carrying amount of these investments will be realizable.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits are presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, subject to the effect of such adjustments related to investments in Executive Life Insurance Company, if any, as might have been required had the outcome been known, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   ARTHUR ANDERSEN LLP



New York, New York
June 16, 1995

        		Ames Department Stores, Inc. Retirement and Savings Plan
		         Statements of Net Assets Available for Plan Benefits
			              As of December 31, 1994 and 1993


                                                        1994            1993
                                                    ------------    ------------
    Cash                                                 -                 $916

    Contribution receivable
       Employee                                        $314,664         559,169
       Employer                                         110,720         201,675

    Employee promissory notes                         1,928,351       1,557,463

    Investments at fair value
       IDS Mutual Fund                                6,448,107          -
       IDS Stock Fund                                 4,329,543          -
       IDS New Dimensions                             4,992,639          -
       Investment in  Master Trust                      852,810      49,842,541
       Investment in Pooled Investment Trust         36,123,360          -
                                                    ------------    ------------
                                                     52,746,459      49,842,541
                                                    ------------    ------------

    Net assets available for plan benefits          $55,100,194     $52,161,764
                                                    ============    ============


    The accompanying notes and schedules are an integral part of these financial statements


                                    Ames Department Stores, Inc. Retirement and Savings Plan
                                 Statement of Changes in Net Assets Available for Plan Benefits
                                             For the Year Ended December 31, 1994

                             State Street Bank
                             and Trust Company                American Express Trust Company
                          -----------------------  --------------------------------------------------------
                            General   Promissory      Fixed                            IDS New  Promissory                Total
                            Account      Notes        Income   IDS Mutual  IDS Stock Dimensions    Notes      Other    Plan Assets
                          -----------------------  -------------------------------------------------------- ---------  ------------
Investment Income
  Dividends                    -           -            -        $500,357   $446,584   $223,578      -          -       $1,170,519
  Master Trust               $719,968      -            -           -          -          -          -          -          719,968
  Pooled Investment Trust
    Interest on collective
     funds                     -           -         1,209,668      -          -          -          -          -        1,209,668
    Interest on guaranteed
     investment contracts      -           -           667,768      -          -          -          -          -          667,768
  Administrative expenses     (33,060)     -           (52,282)     -          -          -          -          -          (85,342)
                          -----------------------  -------------------------------------------------------- ---------  ------------
Net investment income         686,908      -         1,825,154    500,357    446,584    223,578      -          -        3,682,581

Net depreciation in fair
  value of investments       (125,017)     -          (168,424)  (523,784)  (443,884)   (95,288)     -          -       (1,356,397)

Transfer of assets from (to)
  Zayre Stores Retirement
  and Savings Plan            (49,427)     -            11,914      -          -          -          -          -          (37,513)

Interest income
  on employee loans            -          14,050        -           -          -          -         87,352      -          101,402

Contributions
  Employee                  1,152,341      -         4,111,407    666,534    518,626    633,818      -       314,664     7,397,390
  Employer                    513,500      -         1,523,968    251,039    214,025    247,652      -       110,720     2,860,904

Participant withdrawals
  and benefit payments     (3,474,687)  (219,356)   (5,151,047)  (254,972)  (165,996)  (257,380)  (186,499)     -       (9,709,937)

Transfer from
  prior trustee           (47,397,795)(1,337,093)   47,397,795      -          -          -      1,337,093      -           -

Transfers between
  associated accounts      (1,057,314)   (15,064)  (13,427,407) 5,808,933  3,760,188  4,240,259    690,405      -           -
                          -----------------------  -------------------------------------------------------- ---------  ------------
Net increase (decrease)
  in net assets available
  for plan benefits       (49,751,491)(1,557,463)   36,123,360  6,448,107  4,329,543  4,992,639  1,928,351   425,384     2,938,430

Net assets available
  for plan benefits,
  beginning of year        50,604,301  1,557,463        -           -          -          -          -          -       52,161,764
                          -----------------------  -------------------------------------------------------- ---------  ------------
Net assets available
  for plan benefits,
  end of year                $852,810      -       $36,123,360 $6,448,107 $4,329,543 $4,992,639 $1,928,351  $425,384   $55,100,194
                          ======================= ======================================================== =========  ============

The accompanying notes and schedules are an integral part of these financial statements.

           Ames Department Stores, Inc. Retirement and Savings Plan
        Statements of Changes in Net Assets Available for Plan Benefits
                For the Years Ended December 31, 1993 and 1992

                                                    1993           1992
                                                ------------   ------------
Investment income
   Interest                                        $104,707     $2,080,411
   Pooled income
      Master Trust                                2,266,209         -
      Other                                         137,497      1,109,473
   Administrative expense                            -              (6,994)
                                                ------------   ------------
      Net investment income                       2,508,413      3,182,890

Realized losses                                      -             (31,561)

Provision for Executive Life (Note 5)               (65,779)      (460,453)

Net depreciation in fair value
   of investments                                    (5,288)        -

Transfer of assets from  Zayre Stores
   Retirement and Savings Plan                       -              17,824

Interest income on employee loans                   113,610         85,217

Contributions
   Employee                                       5,947,377      6,587,377
   Employer                                       2,236,848      2,483,105

Participant withdrawals and benefit
   payments                                     (11,674,443)   (14,636,665)
                                                ------------   ------------
Net decrease in net assets available
   for plan benefits                               (939,262)    (2,772,266)

Net  assets available for plan benefits,
   beginning of year                             53,101,026     55,873,292
                                                ------------   ------------
Net  assets available for plan benefits,
   end of year                                  $52,161,764    $53,101,026
                                                ============   ============

The accompanying notes and schedules are an integral part of these financial statements.

     		AMES DEPARTMENT STORES, INC. RETIREMENT AND SAVINGS PLAN
			               NOTES TO FINANCIAL STATEMENTS
				                   DECEMBER 31, 1994



1. PLAN DESCRIPTION
   ----------------

   The following description of the Ames Department Stores, Inc. Retirement and Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

   GENERAL

   The Plan is a defined contribution plan for the benefit of eligible employees of Ames Department Stores, Inc. (the "Company"). All non-union employees of the Company who have attained the age of 21 and have completed one year of service, as defined, are eligible to participate. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

   PLAN ADMINISTRATION

   Under a trust agreement effective as of April 1, 1994, American Express Trust Company (f/k/a IDS Trust Company, and, individually, or in reference to affiliated companies providing services to the Plan, "American Express") was appointed trustee for substantially all of the Plan assets. State Street Bank and Trust Company ("State Street"), the trustee for the Plan assets prior to April 1,1994, remains trustee only for the assets related to the contracts originally purchased on behalf of the Plan from Executive Life Insurance Company (See Note 5).

   The Plan is administered by the Policy Committee of Ames Department Stores, Inc. (the "Committee") which is comprised of three persons who serve at the sole discretion of the Company's Board of Directors without compensation from the Plan. The Committee has general authority to control and manage the operation and administration of the Plan, including authority to appoint and remove trustees and to adopt rules interpreting or implementing the Plan.

   CONTRIBUTIONS

   Participants may contribute to the Plan from 1% to 18% of their annual compensation on a pre-tax or after-tax basis, or a combination of both. For each participant's contribution, up to a maximum of 5% of such participant's annual compensation, as defined, the Company will contribute an amount equal to 50% of such contribution.

   Company contributions, participants' pre-tax contributions and the investment income related to all contributions are excluded from the participants' income for federal income tax purposes until such amounts are withdrawn or distributed. Under the Tax Reform Act of 1986, participants were limited to 1994 pre-tax contributions of $9,240.
   This limit is subject to adjustment due to inflation in each plan year.

   PARTICIPANT ACCOUNTS

   Each participant's account is credited with (a) the participant's contribution, (b) the Company's pro rata contribution, which includes forfeitures of terminated participants' nonvested accounts and (c) an allocation of plan earnings, net of investment management fees. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant's account.

   VESTING

   Employee contributions are 100% vested in the Plan. One-half of Company contributions are vested immediately and the remainder are vested in increasing percentages until fully vested after five years of service. Vesting refers to benefits to which participants are entitled regardless of future service with the Company.

   PAYMENT OF BENEFITS

   The Plan provides for lump-sum withdrawal of employee benefits upon termination of employment, disability or death. Benefits are payable upon the request of a participant after separation of employment, but no later than age 70 1/2. In addition, hardship withdrawals are permitted if certain criteria are met.

   LOAN PROVISION

   Participants who are active employees may borrow up to 50% of their vested account balance with a minimum loan amount of $500 and a maximum of $50,000 or limits prescribed by the Internal Revenue Service ("IRS"). The loans must be repaid through weekly payroll deductions over a period not to exceed three years at an interest rate that is 2% above the prime rate. Participants may prepay the entire unpaid balance at any time without penalty.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   ------------------------------------------

   BASIS OF ACCOUNTING

   The Plan's financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

   Contributions receivable represent the retirement and savings contribution due from the Company for amounts contributed by employees and the Company's matching contribution during the periods presented but not yet received by the Plan as of the end of the periods presented. In 1994, the balance represents contributions from the last two weeks of December. In 1993, the balance represents contributions from the month of December.


   VALUATION OF INVESTMENTS

   The principal Plan assets and their valuation basis are as follows:

        Short-Term (Pooled) Funds - at market value of underlying securities
       	   as determined by trustee
        American Express Collective Investment Funds - at market value of underlying securities as determined by American Express
        American Express Mutual Funds - at market value of underlying securities as determined by American Express
        Guaranteed Investment Contracts ("GICs") issued by insurance companies
           - at cost

           Although GICs are carried at cost, the election of a lump sum withdrawal prior to the maturity of the contract will result in a market value adjustment.

   The assets related to the contracts originally purchased from Executive Life Insurance Company have been adjusted to the Company's best estimate of the realizable value of these assets. See Note 5 for further discussion.


   NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS

   Net realized and unrealized depreciation is recorded in the accompanying statements of changes in net assets as net depreciation in fair value of investments.

   ADMINISTRATIVE EXPENSES

   The Company pays all administrative, recordkeeping and trust fees for the Plan, except those fees related to processing of loans and withdrawals.
   The Plan pays all investment management fees. During the period January 1992 through March 1994, the Company paid for certain investment management fees.

   OTHER

   Certain 1993 amounts have been reclassified to conform with 1994 presentation.

   Withdrawal and benefit payments authorized prior to year-end but distributed subsequent to year-end were $307,238, $1,186,059 and $908,921 for 1994, 1993 and 1992, respectively.


3. TAX STATUS
   ----------

   The Plan obtained its latest determination letter on November 2, 1992, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has since been amended and restated, effective
   January 1993, primarily to reflect the offering of investment options to participants. A complete copy of the amended and restated Plan was filed with an application for a favorable determination with the IRS on March 31, 1995.

   The Committee believes that the Plan was qualified under the Internal Revenue Code as exempt from federal income taxes as of the financial statement dates.


4. PLAN TERMINATION
   ----------------

   The Company expects to continue the Plan, but retains the right at any time to terminate it. Upon any termination or partial termination of the Plan or the complete discontinuance of contributions thereunder, the interest of each affected participant in his or her account at the date of such termination, partial termination or discontinuance shall be nonforfeitable and all unallocated contributions and forfeitures shall become nonforfeitable.

5. INVESTMENT IN EXECUTIVE LIFE INSURANCE COMPANY CONTRACTS
   --------------------------------------------------------

   At the time that Executive Life Insurance Company ("ELIC") was seized by insurance regulators in April, 1991, the Plan had an interest totaling $3,288,951, at cost, in four ELIC contracts. Income and withdrawal payments from all ELIC contracts were suspended as a result of the seizure. Interest ceased being accrued on the Plan's ELIC contracts at that time.

   For the year ended December 31, 1992, the Plan recorded an adjustment of $460,453, or 14% of the original cost, for an estimated loss on these contracts based upon the ELIC rehabilitation plan as proposed. At that time, the rehabilitation plan was being considered by the California courts. In August of 1993, a modified plan of rehabilitation was approved by the California courts and, although subject to a number of legal challenges, began to be implemented in September, 1993. For the year ended December 31, 1993, an additional adjustment of $65,779, or 2% of the original cost, was recorded to reduce the investment to its estimated fair value, based on the modified plan, of 84% of original cost.

   In February 1994, Fiduciary Capital Management ("FCM"), the Plan's investment manager at the time, directed the holder of the Plan's ELIC contracts, State Street, to opt-out of the ELIC plan of rehabilitation. Accordingly, the Plan has received certain opt-out payments and is entitled to certain cash distributions from the opt-out trust created under the ELIC plan of rehabilitation ("ELIC Opt-out Distribution Rights"). It is expected that cash distributions from the opt-out trust will be received by the Plan through 1998.

   As of December 31, 1994, the Plan had received in cash approximately $1.9 million from ELIC and the opt-out trust, including interest earned on cash distributions held by the Plan prior to distribution to participants. In March 1995, approximately $375,000 was received from the opt-out trust. The Committee is currently in the process of coordinating the distribution of the March 1995 funds to participants.

   The Committee is unable to determine with certainty if the remaining carrying value of the ELIC Opt-out Distribution Rights will be fully realizable.

6. MASTER TRUST ALLOCATION
   -----------------------

   In January 1993, the Company established the Ames Department Stores, Inc. Master Trust (the "Master Trust") to permit the commingling of assets from its two retirement plans and thereby allow the assets to earn the same rate of interest on the invested assets.


   The Plan's interest in the assets of the Master Trust is included in the accompanying statement of net assets available for plan benefits. A summary of the assets of the Master Trust as of December 31, 1994 and as of December 31, 1993 is as follows:

                                                  						   1994    			                      1993
                                                   ----------------------          ---------------------------
                                                      Cost     Fair Value              Cost        Fair Value
                                                   ----------  ----------           ----------     -----------


ELIC Opt-out Distribution Rights (Note 5)           $874,231    $874,231      	           -               -
Investments
  American Express collective funds
     Income Fund                         	     		        -           -             $14,053,762    $14,053,522
     Stable Capital Fund         	                       -           -               9,832,719      9,832,125
     Federal Income Fund                                 -           -               4,222,635      4,214,150

  Guaranteed investment contracts
     Executive Life Insurance Co.                        -           -                 910,631        740,826
     1988 Selection Fund BB (Executive Life)             -           -               1,779,512      1,437,885
     1988 Selection Fund W (Executive Life)              -           -                  41,221         33,248
     1989 Selection Fund F7 (Executive Life)             -           -                106,271         86,115
     State Mutual GA - 91364A   		                      	-           -              	  463,945        463,945
     Provident National - #027-05193-03A	               	-           -	                436,185        436,185
     Principal Mutual Life GIC GA-15646 	               	-           -     	         4,584,348      4,584,348
     Prudential Life Ins Co GIC GA-6985		               	-	          -   	           5,465,266      5,465,266
     Peoples Security Life Ins Co GIC #BDA00297FR        -           -               3,011,261      3,011,261
     AIG Funding Insurance Company GIC #870A             -           -               1,746,801      1,746,801
     Protective Life Ins Co GIC GA-678-A	              	-           -               2,507,913      2,507,913
     Peoples Security Life Ins Co GIC #BDA00298FR        -           -                  36,057         36,057
     AIG Funding Insurance Company GIC #87OZ             -           -                  35,376         35,376
     Protective Life Ins Co GIC GA-678-B                -           -                  50,158         50,158
  Short-Term Investment (Pooled) Fund                    -           -               2,078,623      2,078,623
                                                    ---------    -------           -----------    -----------
                                                      874,231     874,231           51,362,684     50,813,804
Interest receivable                                     -           -                    6,332          6,332
                                                     --------    -------     	     ------------   ------------
Total Master Trust assets   		  	                    $874,231    $874,231          $51,369,016    $50,820,136
                                                     ========    ========          ===========    ===========


   Allocations of the fair value of the assets of the Master Trust to participating plans as of December 31, 1994 and as of December 31, 1993 are as follows:

                                                    1994                     1993
                                            ------------------    -------------------------
                                               Amount   Percent      Amount        Percent
                                             ---------  -------   ------------    ---------
Ames Department Stores, Inc.
  Retirement and Savings Plan         		     $852,810    97.55%    $49,842,541      98.08%
Zayre Stores Retirement and
  Savings Plan                         	        8,553     0.98         935,737       1.84
Ames Collective Bargaining Unit Retirement
  and Savings Plan - Fredericksburg            12,868     1.47          41,858       0.08
                                             --------   -------    ------------    -------
                             		              $874,231   100.00%    $50,820,136     100.00%
                                             ========   =======    ===========     =======


     Master Trust income allocated to the participating plans for the years ended December 31, 1994 and December 31, 1993 are as follows:


                                                    1994          1993
                                                  ---------    -----------

     Interest income                           	   $21,155       $679,428
     Income on collective funds       		           407,585        105,261
     Income on guaranteed investment contracts     304,662      1,618,026
                                                  ---------    -----------
	                                                 $733,402     $2,402,715
                                                  =========    ===========


     The Master Trust income for the year ended December 31, 1994, reflects the activity for the three months ended March 31, 1994, prior to the transfer of substantially all of the Plan assets from State Street to American Express.

7. POOLED INVESTMENT TRUST ALLOCATION

   Effective April 1, 1994, as part of the transition to American Express as the full service provider to the Plan and the introduction of multiple investment options to Plan participants, the Company established the Ames Department Stores, Inc. Retirement Plans Pooled Investment Trust (the "Pooled Investment Trust") to permit the commingling of certain assets from its two retirement plans and thereby allow the plans to earn the same rate of return of those assets.

   The Plan's interest in the assets of the Pooled Investment Trust is included in the accompanying statement of net assets available for plan benefits as of December 31, 1994. A summary of the assets of the Pooled Investment Trust as of December 31, 1994 is as follows:

                                                       1994
                                             -------------------------
                                      		         Cost 	     Fair Value
                                    		       ------------   -----------
   Investment
      American Express collective funds
        Income Fund                            $13,390,691   $13,336,068
        Stable Capital Fund                      9,330,270     9,313,525
        Federal Income Fund                      4,147,337     3,989,787

      Guaranteed investment contracts
        Principal Mutual Life GIC GA-15646       2,477,840     2,477,840
        Prudential Life Ins Co GIC GA-6985       3,024,260     3,024,260
        Peoples Security Life
           Life Ins Co GIC #BDA00297FR           2,837,705     2,837,705
        AIG Funding Insurance
           Company GIC #870A                    	  886,558       886,558
        Protective Life Ins Co. GIC GA-678-A   		1,253,956     1,253,956
        Peoples Security Life
           Ins Co GIC #BDA00298FR                   36,582        36,582
        AIG Funding Insurance Company GIC #87OZ		   17,731        17,731
        Protective Life Ins Co GIC GA-678-B    	    25,079        25,079
                                     		        -----------   -----------
      Total Pooled Investment Trust assets	    $37,428,009   $37,199,091
                                        	      ===========   ===========


   Allocations of the fair value of the assets of the Pooled Investment Trust to participating plans as of December 31, 1994 is as follows:

                                                 1994
                                         ----------------------
                                             Amount    Percent
                                         ------------  --------
      Ames Department Stores, Inc.
        Retirement and Savings Plan       $36,123,360   97.11%
      Zayre Stores Retirement and
        Savings Plan                        1,075,731     2.89
                                	         -----------   -------
                                          $37,199,091  	100.00%
                                          ===========   =======


8. RELATED - PARTY TRANSACTIONS

   Substantially all of the Plan assets are managed by American Express Financial Corporation or American Express Trust Company, a subsidiary of American Express Financial Corporation. American Express Trust Company is the trustee as defined by the Plan and, therefore, the investment transactions qualify as party-in-interest.


                                                        Schedule I
Employee number 04-22694444
Plan number  003

      Ames Department Stores, Inc. Retirement and Savings Plan
    Item 27a - Schedule of Assets held for Investment Purposes (a)
                  As of December 31, 1994

                                                   1994
                                        ---------------------------
                                           Cost         Fair Value
                                        ------------   ------------
IDS Mutual Fund  (585,074.504 shares)    $6,970,499     $6,448,107
IDS Stock Fund (254,140.837 shares)       4,777,913      4,329,543
IDS New Dimensions (358,872.845 shares)   4,875,250      4,992,639
                                        ------------   ------------
                                         16,623,662     15,770,289
Investment in Pooled Investment Trust
    (3,463,742.116 shares)               36,390,265     36,123,360

Investment in Master Trust (b)              852,810        852,810
                                        ------------   ------------
    Total Investments                   $53,866,737    $52,746,459
                                        ============   ============

Employee Promissory Notes                $1,928,351     $1,928,351
                                        ============   ============

(a) As of December 31, 1993, all investments were held by the Master Trust

(b) Consists only of ELIC Opt-out Distribution Rights; see Note 5.




                                                                                          Schedule II
Employee number 04-2269444
Plan number 003



                       Ames Department Stores, Inc. Retirement and Savings Plan
                            Item 27d - Schedule of Reportable Transactions
                                 For the Year Ended December 31, 1994



                                                   Purchases                       Sales
                                              ---------------------  ---------------------------------------
                                                 Number   Purchase      Number    Selling  Cost of Net Gain
                            Description            of       Price         of       Price   Assets   (Loss)
Identity of Party Involved  of Asset          Transactions (000s)    Transactions (000s)   (000s)   (000s)
- --------------------------  ----------------   ----------  -------    ----------  -------  -------  -------
*IDS Mutual Fund            Mutual Fund            51     $7,360.8        69       $382.0    $383.4  ($1.4)
*IDS New Dimensions         Mutual Fund            49      5,186.0        66        321.6     310.7   10.9
*IDS Stock Fund             Mutual Fund            54      5,030.0        64        256.6     252.1    4.5
*Ames Fixed Income Account  Fixed Income Fund      52     38,720.5        88     18,312.3  18,044.4  267.9







          * Denotes party-in-interest
